Exhibit 10.1
LETTER AGREEMENT
March 13, 2006
Ms. Corinne Trott Bertrand
2734 Graysby Ave.
San Pedro, CA 90732
Dear Corinne:
We are pleased to offer you employment with Enova Systems as a Vice-President of the Company effective as of today’s date. On the day following our filing of the Company’s 2005 10-K with the Securities and Exchange Commission, you shall be promoted to the position of Chief Financial Officer of the Company. The terms of your employment will be as follows in accordance with the following terms and conditions.
The terms of your employment are as follows:
•	Your starting salary will be $170,000.00 per year, payable in accordance with our standard payroll policies and your title will be Chief Financial Officer. You will be reporting to Edwin Riddell, CEO.

•	You will receive a signing bonus of $5,000.00 to be paid in cash upon commencement of your employment.

•	Pursuant to the Company’s 1996 Stock Option Plan (a copy of which is enclosed with this offer letter) and corresponding Stock Option Agreement (the form of which is also enclosed), effective as of your hire date, you will be granted options to purchase up to 23,000 unvested stock options at an exercise price equal to the closing price of the Company’s Common Stock on the date of your date of hire in accordance with similar performance based stock options granted to other members of the Company’s management team as follows: If gross sales of the Company determined in accordance with GAAP (“Gross Sales”), for the year ended December 31, 2006, are equal to or in excess of $12,500,000, 10,000 of the Shares subject to your Option will vest as of January 15, 2007 so long as you remain employed by the Company on such date. If Gross Sales for the year ended December 31, 2006, are equal to or greater than $15,000,000, then all 23,000 of the Shares subject to your Option will vest as of January 15, 2007 (these 23,000 Shares include the 10,000 Shares referenced above) so long as you remain employed by the Company on such date. Notwithstanding anything to the foregoing, if Gross Sales for the year ended December 31, 2006, are less than $12,500,000, then all 23,000 of the Shares subject to your Option shall become ineligible for vesting in the future and the grant under your Option with respect to such Shares will terminate immediately. In addition, if only 10,000 Shares vest under your Option, then 13,000 of the Shares subject to your Option will become ineligible for vesting in the future and the grant with respect to such Shares will terminate immediately.

•	You will also be eligible for the Company’s senior management cash bonus plan that is based on the following so long as you remain employed by the Company as of December 31, 2006: If the Company’s goals and objectives are met and the Company’s Gross Sales reached $13.5 million for the 2006 fiscal year ending December 31, a $10,000 cash bonus will be paid to you on, or before April 30, 2007. If the Company’s Gross Sales reached $14.5 million for the 2006 fiscal year ending December 31, then an additional $10,000 cash bonus (for an aggregate of $20,000) will be paid to you on, or before, April 30, 2007. If the Company’s Gross Sales reaches $15.5 million for the 2006 fiscal year ending December 31, an additional $10,000 cash bonus (for an aggregate of $30,000) will be paid to you on, or before, April 30, 2007.

•	Any reasonable and customary expenses (entertainment, travel, etc.) will be reimbursed by the Company on a monthly basis upon delivery of reasonable documentation so long as such expenses have been incurred in and the documentation delivered in accordance with our standard policies on expense reimbursement.
Benefits:
You become eligible on the first of the month following the date of hire for Medical, Dental, Vision and the standard term benefit life insurance policy with your choice of beneficiary, all in accordance as such benefits are made available to all employees of the Company.
•	Vacations — vacation time begins accruing on the first of the month following the date of hire, at the rate of 10 hours per month for the balance of the calendar year in which you join the Company. You will receive one week vacation at the date of hire. Our standard vacation policy limits the amount of vacation pay you may accrue at any one point in time to no more than 6 weeks.

•	Depending on what day certain holidays fall, the Company currently observes 12 holidays per year for all employees, which may change at the discretion of the CEO.

•	401(k) — on the first quarterly enrollment period after orientation period. You may contribute up to 15% of your base rate on a pre-tax basis. You will, however, become eligible for any matching portion from the Company in the event the Company decides to offer a matching program. At this time, the Company does not offer a matching program. As with all benefits, this 401(k) benefit is made available to all employees and any changes or terminations to our 401(k) Plan applicable to employees of the Company in general would likewise be applicable to you.
Employment will be contingent upon your signing a copy of this agreement letter, an Arbitration Agreement, and your ability to provide legally required documentation of your eligibility to work within the United States, as required by the Immigration Reform and Control Act.

In addition, as an employee of the Company you will have access to certain Company confidential information and you may, during the course of your employment, develop certain information or trade secrets which will be the property of the Company. To protect the interests of the company, you will need to sign a “Confidential Information Agreement” if so requested at any time by the Company. We wish to impress upon you that we do not want you to bring with you any confidential or proprietary material of any former employers prior to Enova Systems, or to violate any other obligation to your former employers.
As you know, Enova Systems is committed to being the leading supplier of quality digital power management components and systems. We take pride in creating together an environment in which we experience excitement and satisfaction in being a successful company. We feel that you will find Enova Systems to be an exciting and challenging organization, offering tremendous opportunity for personal and professional growth.
While we look forward to a long and profitable relationship, your employment will be at-will, which means the employment relationship can be terminated by either of us, for any reason, at any time. Any statements or representations to the contrary (and, indeed, any statements contradicting, any provision in this letter) should be regarded by you as ineffective. Further, your participation in any stock option or benefit program is not to be regarded as assuring you of continuing employment for any particular period of time.
If you have any questions regarding this offer or any of the enclosed material, please call me. Please indicate your acceptance of this offer by signing and returning one copy within fifteen (15) days of the above date.
Sincerely,
/s/ Edwin Riddell
Edwin Riddell
President and Chief Executive Officer

Date:	3/13/2006	Accepted by:	/s/Corinne T. Bertrand